SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Press release dated July 30, 2012 entitled “Telecom Argentina S.A. announces consolidated six month period (‘1H12’) and second quarter results for fiscal year 2012 (‘2Q12’)*.”

FOR IMMEDIATE RELEASE
Market Cap P$ 15,1 billion
July 30th, 2012

Contacts:
Pedro Insussarry
Solange Barthe Dennin
(54-11) 4968-3743/3752

Telecom Argentina S.A. announces

consolidated six month period (‘1H12’) and second quarter

results for fiscal year 2012 (‘2Q12’)*

•	Consolidated Revenues amounted to P$10,380 million (+21% vs. 1H11); Fixed Internet +27% vs. 1H11; Fixed Data +25% vs. 1H11; and Mobile business in Argentina +24% vs. 1H11.

•	Mobile subscribers in Argentina: 18.7 million; +1.3 million (+8% vs. 1H11).

•	Mobile Value Added Services in Argentina (Internet and Data): +39% vs. 1H11; 52% of Service Revenues.

•	Mobile ARPU reached P$54,6 per month in 1H12 (+13% vs. 1H11).

•	ADSL ARPU increased to P$96,1 per month in 1H12 (+14% vs. 1H11); monthly churn remained stable at 1.2% in 1H11.

•	Operating Profit Before Depreciation and Amortization (“OPBDA”) reached P$3,139 million (+8% vs. 1H11), 30% of Net Revenues.

•	Operating Profit amounted to P$1,882 million.

•	Net Income amounted to P$1,294 million (+1% vs. 1H11). Net Income attributable to Telecom Argentina amounted P$1,275 million (+1% vs. 1H11).

•	Net Cash Position: P$2,223 million, an increase of P$987 million vs. 1H11 due to the cash generation and Telecom Argentina’s cash dividend payment of P$807 million.

•	Capex reached P$1,345 million in 1H12 (+25% vs. 1H11), 13% of Consolidated Revenues.

	As of June, 30
(in million P$, except where noted)	2012	2011	Δ $	Δ %
Revenues	10,380	8,584	1,796	21%
Fixed Services	2,877	2,555	322	13%
Mobile Services	7,503	6,029	1,474	24%
Operating Profit before D&A	3,139	2,905	234	8%
Operating Profit	1,882	1,929	(47)	-2%
Net Income attributable to Telecom Argentina	1,275	1,261	14	1%
Shareholders’ equity attributable to Telecom Argentina	8,503	6,790	1,713	25%
Net Financial Position—Cash	2,223	1,236	987	80%
CAPEX	1,345	1,076	269	25%
Fixed lines in service (in thousand lines)	4,148	4,119	29	1%
Mobile customers (in thousand)	20,965	19,375	1,590	8%
Personal (Argentina)	18,723	17,392	1,331	8%
Núcleo (Paraguay)—including Wimax customers-	2,242	1,983	259	13%
Broadband acceses (in thousand)	1,594	1,457	137	9%
Fixed line traffic (in MM minutes, Internet & Public Telephony not incl.)	6,910	7,310	(400)	-5%
Incoming/Outgoing mobile voice traffic in Arg. (in MM minutes)	10,621	9,831	790	8%
Average Billing per user (ARBU) Fixed Telephony/voice (in P$)	47.2	44.7	2.5	5%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	54.6	48.3	6.3	13%
Average Revenue per user (ARPU) ADSL (in P$)	96.1	84.1	12	14%

Unaudited non financial data	1	www.telecom.com.ar

Buenos Aires, July 30, 2012—Telecom Argentina (“Telecom”)—(NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$1,294 million for the six months period ended June 30, 2012, or +1% when compared to the same period last year. Net income attributable to Telecom Argentina amounted to P$1,275 million (+1% vs. 1H11).

	1H12	1H11	Δ $	Δ %
Consolidated Revenues (MMP$)	10,380	8,584	1,796	21%
Net Income attributable to Telecom (MMP$)	1,275	1,261	14	1%
Earnings per Share (P$)	1.30	1.28	0.02
Earnings per ADR (P$)	6.48	6.41	0.07
OPBDA *	30%	34%
Operating Profit *	18%	22%
Net Income*	12%	15%

*	As a percentage of Consolidated Revenues

During 1H12, Consolidated Revenues increased by 21% to P$10,380 million (+P$1,796 million vs. 1H11), mainly fueled by the Mobile Services, Broadband business and Fixed Data. Moreover, Operating Profit amounted P$1,882 million (-P$47 million vs. 1H11).

Consolidated Operating Revenues

Mobile Services

Clients continued to increase in 1H12, reaching 21 million as of the end of June 2012, representing an increase of 1.6 million (+8%) since June 30, 2011.

The actions developed to increase the usage of value added services (“VAS”), such as innovative offers to clients and equipments sales, allowed Personal to increase consolidated revenues to third parties to P$7,503 million (+24% vs. 1H11).

Telecom Personal in Argentina

As of June 30, 2012, Personal reached 18.7 million subscribers in Argentina (+8% or 1.3 million vs. 1H11), improving its market position. It is worth noting that the overall subscriber base mix continued to improve with 32% in the postpaid modality (+14% vs. 1H11).

In 1H12, Revenues to third parties reached P$7,100 million (+P$1,393 million or 24% vs. 1H11) while Service Revenues (excluding equipment) amounted to P$6,222 million (+23% vs. 1H11), with 52% corresponding to value-added services (‘VAS’) revenues (vs. 46% in 1H11). VAS revenues strongly increased by 39% vs.1H11.

During 1H12, the overall traffic of voice minutes increased by 8% vs. 1H11. SMS traffic (incoming and outgoing charged messages) continued to increase, although at a slower pace of growth, due to other Internet alternatives provided by Personal. The traffic climbed to a monthly average of 5,401 million in 1H12 from 5,291 million messages in 1H11 (+2% vs. 1H11). Due to this increase in traffic and VAS usage, Average Monthly Revenue per User (“ARPU”) increased to P$54,6 during 1H12 (+13% vs. 1H11).

Mobile Customers & Revenues in Argentina (in billion P$) Total Mobile Traffic (in billion minutes)

2	www.telecom.com.ar

Initiatives

The Company is rolling out a state of the art technological plan, in order to develop its network infrastructure, renewing its mobile access network, which will allow to improve mobile data services and the capacity to transmit data in a more efficient way.

Personal continued with its strategy in terms of service convenience, through special promotions in prepaid credit recharges and the new packages to improve customer satisfaction. In accordance with these iniciatives, Personal launched a new offer where postpaid customers can make use of the unused minutes from the previous month.	Mobile consumption of Telecom Personal in Argentina

A strong focus was given to handset upgrades, through the development of segmented and customized campaigns to foster the usage of value added services. By these means Personal continued to be the leader in smartphone’s sales share.

Personal continued with its brand positioning associated with music by sponsoring several events, such as ¨Personal Pop Festival¨, that were strengthened with dedicated offers and customer retention actions.

Telecom Personal in Paraguay (“Núcleo”)

Nucleo’s subscriber base reached 2.2 million clients (+13% vs. 1H11). Prepaid and postpaid customers represented 82% and 18%, respectively.

Despite the drought and the political events, Personal’s subsidiary in Paraguay generated revenues equivalent to P$403 million during 1H12 (+25% vs. 1H11) driven by a growing market where Nucleo developed innovative commercial offers and was leader in the mobile internet market. Moreover, the level of ARPU reached approximately Gs.27,000 in 1H12, vs. Gs.26,000 one year ago. VAS represented 47% of 1H12 service revenues.

Fixed Services (Voice, Data Transmission & Internet)

During 1H12 revenues generated by fixed services amounted to P$2,877 million, +13% vs. 1H11; with Internet (+27% vs. 1H11) and Data revenues (+25% vs. 1H11) growing the most in relative terms in this segment.

Lines service & Revenues (in MM$)
Voice
Total Revenues for this service reached P$1,575 million in 1H12 (+5% vs. 1H11). The results of this line of business continued to be affected by frozen tariffs of regulated services enforced by the Argentine Government in 2002.

3	www.telecom.com.ar

Revenues generated by Measured Services totaled P$606 million, an increase of P$32 million or +6% vs. 1H11 mainly due to the incorporation of flat rate packs with local calls.

Monthly Charges and Supplementary Services reached P$537 million, an increase of P$41 million or +8% vs. 1H11, as a consequence of a higher number of lines in service (+1%), which surpassed 4.1 million, and to the increasing penetration of Value Added Services.

The average monthly bill per user (ARBU) reached P$47,2 in 1H12 vs. P$44,7 in 1H11.

Interconnection revenues reached P$253 million (+1% vs. 1H11). Meanwhile, other revenues totaled P$179 million (-4% vs. 1H11).

During 2Q12, Telecom Argentina launched a massive campaign to boost the sales of handsets for high and medium segments.

Data Transmission and Internet

Traffic (in billion minutes)

Revenues related to Internet totaled P$925 million (+ P$198 million or +27% vs. 1H11), mainly due to the continued expansion of broadband services.

Data transmission revenues amounted to P$338 million (+25% vs. 1H11), where the focus was to strengthen Telecom’s position as an integrated ICT provider.

As of June 30, 2012, Telecom surpassed 1.5 million ADSL accesses (+9% vs. 1H11). These connections represented 38% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached approximately P$96 in 1H12, +14% when compared to 1H11 and the churn rate remained stable at 1.2% in 1H12 vs. 1H11 continuing at low levels.

During 1H12, Telecom Argentina launched the campaign “Reputación” offering a new Facebook application. This promotion offers Arnet 6Mb WIFI with Arnet Móvil (mobile internet) during six months with the possibility to extend the promotion to twelve months if the application was through online feature.

In 1H12 Telecom Argentina launched cloud computing services for corporate ICT allowing virtual access to data center resources.

Broadband Accesses & Revenues

Telecom Argentina is the Official Sponsor of the Argentine Olympic Delegation in London 2012 providing communications services to participants and members of the team.

Consolidated Operating Costs

The Cost of Services Provided, General & Administrative Expenses and Selling Expenses, excluding Gains on disposal of PP&E, totaled P$8,508 million in 1H12, an increase of P$1,822 million, or +27% vs. 1H11. The increase is a consequence of higher commercial costs due to a higher volume of revenues, the inflationary effects in the general cost structure, and greater expenses related to intense competition in the industry.

Consolidated Costs % Revenues

4	www.telecom.com.ar

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$1,492 million (+31% vs. 1H11), mainly affected by increases in salaries due to the labor agreement reached in July 2011, the increase in the number of employees and the increase in salaries for non unionized employees. Total headcount at the end of the period totaled 16,782 employees (including temporary and eventual employees), 544 employees were incorporated in the mobile business and 151 employees in the fixed services, compared to 1H11.

- Taxes and fees with the regulatory authority reached P$940 million (+25% vs. 1H11), impacted mainly by a higher volume of revenues, an increase in the average rates of turnover taxes, by higher bank debit and credit taxes, and by higher taxes in municipal jurisdictions.

- Interconnection costs and other telecommunication charges (includes TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$805 million, +P$84 million vs. 1H11. This increase resulted from higher roaming charges partially compensated by savings from stimulating on-net traffic among mobile clients and by renegotiating the lease of wireless backhaul equipment.

- Commissions (Commissions paid to Agents, prepaid card commissions and others) totaled P$900 million (+29% vs. 1H11), net of capitalization of SAC of P$153 million (+56% vs. 1H11), mainly due to the increase in commissions paid to commercial agents associated with higher revenues from the sale of more sophisticated handsets with the aim of gaining fidelity from clients.

- Advertising amounted to P$314 million (+22% vs. 1H11), oriented towards supporting the commercial activity in mobile and Internet services and to strengthening the brands of the Telecom Group through the rebranding communication efforts of the Personal brand. A significant portion of this increase was also due to the launch of Mobile Number of Portability

- Cost of handsets sold totaled P$959 million (+28% vs. 1H11), net of capitalization of SAC of P$244 (+17% vs. 1H11), due to an increase in high-end handsets sales and a higher number of handset upgrades (+49%), performed to stimulate VAS usage. These effects resulted in the increase of the average cost of handsets.

- Fees for services maintenance and materials amounted to $1,010 million (+27% vs. 1H11), principally due to increased efforts to improve customer services through focusing on call centers and the increase of labor related costs that are involved in these services.

- Depreciations and Amortizations reached P$1,258 million (+27% vs. 1H11). PP&E amounted P$867 million (+22% vs. 1H11); SAC and services connection cost totaled P$380 million (+40% vs. 1H11); and other intangible assets reached P$11 million.

D&A (in billion P$)

5	www.telecom.com.ar

- Others Costs totaled P$830 million (+45% vs. 1H11). This increase was mainly due to general increases in public services such as electricity and water reaching P$151 in 1H12 (+99% vs. 1H11), affected by the elimination of Government subsidies and Bad debt expenses increased +76% vs. 1H11, while provisions expenses decreased -3% vs. 1H11.

Consolidated Financial Results

Financial Results resulted in a gain of P$112 million, an increase of P$95 million vs. 1H11. This was mainly due to a gain in net financial interest of P$125 million in 1H12 (+P$105 million vs. 1H11) derived from a healthy financial position and to losses for FX results of P$16 million in 1H12 (vs. losses of P$2 million in 1H11) as a result of a higher depreciation of the peso.

Consolidated Net Financial Position

As of June 30, 2012, Net Financial Position (Cash, Cash Equivalents and current Investments minus Loans) totaled P$2,223 million in cash, an improvement of P$987 million vs. Net Financial Position as of June 2011, after the cash dividend payment of P$807 million done by Telecom in May 2012.

Capital Expenditures

During 1H12, the Company invested P$1,345 million. This amount was allocated to Fixed Services (P$549 million) and Mobile services (P$796 million). In relative terms, capex reached 13% of consolidated revenues.

In the mobile business, Telecom continued its broad 3G network deployment with the intention of extending coverage and simultaneously increasing its capacity, through non conventional solutions that facilitate a faster deployment. Main capital expenditures in the fixed business are focused on replacing copper with fiber in the approach to the cabinets (FTTC), improving residential fixed broadband bandwidth and making new services available. Moreover, efforts to satisfy increasing data traffic and secure our backbone network are being approached in a convergent way, concerning both mobile and fixed networks

Other Relevant Matters

On May 10th Telecom Argentina distributed a cash dividend payment of P$807 million, equivalent to P$0.82 per share or P$4.10 per ADR.

Financial Results

(in million P$)

	1H11	1H12
Net Interests	$ 20	$125
FX results	-$ 2	-$ 16
Others	-$ 1	$ 3

Total	$ 17	$112

Net Financial Position Cash

(in billion P$)

Capex

(In Billion P$)

6	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of June 30, 2012, Telecom continued to have 984,380,978 shares outstanding.

For more information, please contact the Investor Relations Department:

Pedro Insussarry (5411) 4968 3743	Solange Barthe Dennin (5411) 4968 3752	Nicolás del Campo (5411) 4968 6236	Gustavo Tewel (5411) 4968-3718

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Enrique Garrido

Chairman

7	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six months Period and Second Quarter—Fiscal Year 2012

(In millions of Argentine pesos)

1- Consolidated Balance Sheet

	06/30/12	12/31/11	Δ $	Δ %
Cash and cash equivalents	2,356	2,818	(462)	-16%
Trade receivables	1,852	1,790	62	3%
Other Receivables	1,069	842	227	27%
Total current assets	5,277	5,450	(173)	-3%
Trade receivables	27	30	(3)	-10%
Property, plant and equipment	8,331	8,247	84	1%
Intangible assets	1,526	1,488	38	3%
Other Receivables	128	104	24	23%
Total non-current assets	10,012	9,869	143	1%
Total Assets	15,289	15,319	(30)	0%
Trade payables	3,179	3,407	(228)	-7%
Deferred revenues	363	292	71	24%
Financial debt	31	19	12	63%
Salaries and social security payables	512	536	(24)	-4%
Income tax payables	351	605	(254)	-42%
Other taxes payables	445	457	(12)	-3%
Dividend Payable	10	0	10	—
Other liabilities	38	30	8	27%
Provisions	90	173	(83)	-48%
Total current liabilities	5,019	5,519	(500)	-9%
Deferred revenues	308	307	1	0%
Financial debt	102	115	(13)	-11%
Salaries and social security payables	127	136	(9)	-7%
Deferred income tax liabilities	171	210	(39)	-19%
Income tax payables	13	13	—	—
Other liabilities	72	72	—	—
Provisions	827	782	45	6%
Total non-current liabilities	1,620	1,635	(15)	-1%
TOTAL LIABILITIES	6,639	7,154	(515)	-7%

Equity attributable to owners of the Parent	8,503	8,021	482	6%
Noncontrolling interest	147	144	3	2%
TOTAL EQUITY	8,650	8,165	485	6%
TOTAL LIABILITIES AND EQUITY	15,289	15,319	(30)	0%

2- Consolidated Loans

	06/30/12	12/31/11	Δ $	Δ %
Banks and other financial Institutions	29	17	12	71%
Accrued interest	2	2	—	—
Total Current Loans	31	19	12	63%
Banks and other financial institutions	102	115	(13)	-11%
Total Non Current Loans	102	115	(13)	-11%
Total Loans	133	134	(1)	-1%

Cash and cash equivalents	2,356	2,818	(462)	-16%
Net Financial Position—Cash	2,223	2,684	(461)	-17%

8	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six months Period and Second Quarter—Fiscal Year 2012

(In millions of Argentine pesos)

3- Consolidated Income Statements

     Six Months Comparison

	06/30/12	06/30/11	Δ $	Δ %
Revenues	10,380	8,584	1,796	21%
Other income	9	17	(8)	-47%
Total Revenues & Other Income	10,389	8,601	1,788	21%
Consolidated Operating Costs	(8,508)	(6,686)	(1,822)	27%
Gains on disposal of PP&E	1	14	(13)	-93%
Operating income	1,882	1,929	(47)	-2%
Finance results, net	112	17	95	—
Net income before income tax expense	1,994	1,946	48	2%
Income tax expense	(700)	(670)	(30)	4%
Net income	1,294	1,276	18	1%

Attributable to:
Owners of the Parent	1,275	1,261	14	1%
Noncontrolling interest	19	15	4	27%
Operating income before D&A	3,139	2,905	234	8%
As % of Revenues	30.2%	33.8%

Finance Income and Expenses	06/30/12	06/30/11	Δ $	Δ %
Finance Income
Interest on cash equivalents	133	47	86	183%
Interest on receivables	43	31	12	39%
Foreign currency exchange gains	62	33	29	88%
Others	25	5	20	—
Total finance income	263	116	147	127%
Finance expenses
Interest on financial debt	(7)	(8)	1	-13%
Interest on taxes and accounts payable	(3)	(6)	3	-50%
Interest on provisions	(44)	(44)	—	0%
Loss on discounting of other liabilities	(15)	(4)	(11)	—
Foreign currency exchange losses	(78)	(35)	(43)	123%
Others	(4)	(2)	(2)	100%
Total finance expenses	(151)	(99)	(52)	53%

	112	17	95

4- Consolidated Income Statements

     Three Months Comparison

	06/30/12	06/30/11	Δ $	Δ %
Revenues	5,254	4,450	804	18%
Other income	5	7	(2)	-29%
Total Revenues & Other Income	5,259	4,457	802	18%
Consolidated Operating Costs	(4,410)	(3,495)	(915)	26%
Gains on disposal of PP&E	—	9	(9)	-100%
Operating income	849	971	(122)	-13%
Finance results, net	51	(2)	53	—
Net income before income tax expense	900	969	(69)	-7%
Income tax expense	(314)	(333)	19	-6%
Net income	586	636	(50)	-8%

Attributable to:
Owners of the Parent	577	627	(50)	-8%
Noncontrolling interest	9	9	—	—

Operating income before D&A	1,492	1,474	18	1%
As % of Revenues	28.4%	33.1%

9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six months Period and Second Quarter—Fiscal Year 2012

(In millions of Argentine pesos)

5- BREAKDOWN OF THE THE INCOME STATEMENTS

      Six Months Comparison

	06/30/12	06/30/11	Δ $	Δ %
REVENUES FROM SERVICES	9,450	7,864	1,586	20%
Fixed Services	2,838	2,505	333	13%
Voice	1,575	1,507	68	5%
Retail Voice	1,218	1,147	71	6%
Monthly Charges	537	496	41	8%
Measured Services	606	574	32	6%
Others	75	77	(2)	-3%
Wholesale	357	360	(3)	-1%
Interconnection	253	250	3	1%
Others	104	110	(6)	-5%
Data	338	271	67	25%
Internet	925	727	198	27%

Mobiles Sevices	6,612	5,359	1,253	23%
Telecom Personal	6,222	5,050	1,172	23%
Voice	3,000	2,725	275	10%
Retail Voice	2,137	1,896	241	13%
Monthly Charges	1,018	797	221	28%
Measured Services	940	959	-19	-2%
Roaming	91	70	21	30%
Others	88	70	18	26%
Wholesale	863	829	34	4%
Interconnection (CPP and TLRD)	751	716	35	5%
Roaming	101	104	(3)	-3%
Others	11	9	2	22%
Data	2,653	2,011	642	32%
Internet	569	314	255	81%

Núcleo	390	309	81	26%
Voice	205	167	38	23%
Retail Voice	167	137	30	22%
Monthly Charges	48	40	8	20%
Measured Services	111	88	23	26%
Roaming	3	3	—	0%
Others	5	6	(1)	-17%
Wholesale	38	30	8	27%
Interconnection (CPP and TLRD)	31	27	4	15%
Roaming	7	1	6	—
Others	—	2	(2)	-100%
Data	126	115	11	10%
Internet	59	27	32	119%

REVENUES FROM EQUIPMENT SALES	930	720	210	29%
Fixed Services	39	50	(11)	-22%
Voice	26	22	4	18%
Data	10	26	(16)	-62%
Internet	3	2	1	50%
Mobiles Sevices	891	670	221	33%
Equipments (Personal)	878	657	221	34%
Equipments (Núcleo)	13	13	—	0%

REVENUES	10,380	8,584	1,796	21%

OTHER INCOME	9	17	(8)	-47%
Fixed	7	12	(5)	-42%
Mobile	2	5	(3)	-60%

TOTAL REVENUES & OTHER INCOME	10,389	8,601	1,788	21%

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six months Period and Second Quarter—Fiscal Year 2012

(In millions of Argentine pesos)

6- BREAKDOWN OF THE INCOME STATEMENTS
Three Months Comparison
	06/30/12	06/30/11	Δ $	Δ %
REVENUES FROM SERVICES	4,753	4,069	684	17%
Fixed Services	1,435	1,282	153	12%
Voice	793	768	25	3%
Retail Voice	611	584	27	5%
Monthly Charges	268	251	17	7%
Measured Services	307	295	12	4%
Others	36	38	(2)	-5%
Wholesale	182	184	(2)	-1%
Interconnection	129	129	—	0%
Others	53	55	(2)	-4%
Data	175	136	39	29%
Internet	467	378	89	24%

Mobiles Sevices	3,318	2,787	531	19%
Telecom Personal	3,121	2,618	503	19%
Voice	1,498	1,402	96	7%
Retail Voice	1,060	984	76	8%
Monthly Charges	521	413	108	26%
Measured Services	467	497	-30	-6%
Roaming	24	34	-10	-29%
Others	48	40	8	20%
Wholesale	438	418	20	5%
Interconnection (CPP and TLRD)	378	368	10	3%
Roaming	55	47	8	17%
Others	5	3	2	67%
Data	1,330	1,055	275	26%
Internet	293	161	132	82%

Núcleo	197	169	28	17%
Voice	101	91	10	11%
Retail Voice	81	75	6	8%
Monthly Charges	24	22	2	9%
Measured Services	54	48	6	13%
Roaming	1	1	—	0%
Others	2	4	-2	-50%
Wholesale	20	16	4	25%
Interconnection (CPP and TLRD)	15	15	—	0%
Roaming	5	(1)	6	—
Others	—	2	(2)	-100%
Data	63	63	—	0%
Internet	33	15	18	120%

REVENUES FROM EQUIPMENT SALES	501	381	120	31%
Fixed Services	21	22	(1)	-5%
Voice	14	13	1	8%
Data	5	8	(3)	-38%
Internet	2	1	1	100%
Mobiles Sevices	480	359	121	34%
Equipments (Personal)	473	354	119	34%
Equipments (Núcleo)	7	5	2	40%

REVENUES	5,254	4,450	804	18%

OTHER INCOME	5	7	(2)	-29%
Fixed	4	7	(3)	-43%
Mobile	1	0	1	—

TOTAL REVENUES & OTHER INCOME	5,259	4,457	802	18%

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six months Period and Second Quarter—Fiscal Year 2012

(In millions of Argentine pesos)

7- CONSOLIDATED INCOME STATEMENTS

     Six Months Comparison

	06/30/12	06/30/11	Δ $	Δ %
Revenues	10,380	8,584	1,796	21%
Other income	9	17	(8)	-47%
Total Revenues & Other Income	10,389	8,601	1,788	21%
Employee benefit expenses and severance payments	(1,492)	(1,143)	(349)	31%
Interconnection costs and other telecommunication charges	(805)	(721)	(84)	12%
Fees for services, maintenance and materials	(1,010)	(798)	(212)	27%
Taxes and fees with the Regulatory Authority	(940)	(753)	(187)	25%
Commissions	(900)	(700)	(200)	29%
Cost of equipments and handsets	(959)	(752)	(207)	28%
Advertising	(314)	(257)	(57)	22%
Provisions	(59)	(61)	2	-3%
Bad debt expenses	(148)	(84)	(64)	76%
Other operating expenses	(623)	(427)	(196)	46%
Operating income before D&A	3,139	2,905	234	8%
D&A	(1,258)	(990)	(268)	27%
Gains on disposal of PP&E	1	14	(13)	-93%
Operating income	1,882	1,929	(47)	-2%
Financial Income	263	116	147	127%
Financial Costs	(151)	(99)	(52)	53%
Net income before income tax expense	1,994	1,946	48	2%
Income tax expense	(700)	(670)	(30)	4%
Net Income	1,294	1,276	18	1%

Attributable to:
Owners of the Parent	1,275	1,261	14	1%
Noncontrolling interest	19	15

12	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six months Period and Second Quarter—Fiscal Year 2012

(In millions of Argentine pesos)

8- CONSOLIDATED INCOME STATEMENTS

     Three Months Comparison

	06/30/12	06/30/11	Δ $	Δ %
Revenues	5,254	4,450	804	18%
Other income	5	7	(2)	-29%
Total income	5,259	4,457	802	18%
Employee benefit expenses and severance payments	(815)	(617)	(198)	32%
Interconnection costs and other telecommunication charges	(397)	(357)	(40)	11%
Fees for services, maintenance and materials	(533)	(437)	(96)	22%
Taxes and fees with the Regulatory Authority	(478)	(392)	(86)	22%
Commissions	(451)	(359)	(92)	26%
Cost of equipments and handsets	(522)	(389)	(133)	34%
Advertising	(150)	(128)	(22)	17%
Provisions	(19)	(38)	19	-50%
Bad debt expenses	(79)	(45)	(34)	76%
Other operating expenses	(323)	(221)	(102)	46%
Operating income before D&A	1,492	1,474	18	1%
D&A	(643)	(512)	(131)	26%
Gains on disposal of PP&E	—	9	(9)	-100%
Operating income	849	971	(122)	-13%
Financial Income	133	57	76	133%
Financial Costs	(82)	(59)	(23)	39%
Net income before income tax expense	900	969	(69)	-7%
Income tax expense	(314)	(333)	19	-6%
Net Income	586	636	(50)	-8%

Attributable to:
Owners of the Parent	577	627	(50)	-8%
Noncontrolling interest	9	9

13	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 1, 2012	By:	/s/ Enrique Garrido
Name: Enrique Garrido
Title: Chairman